December 17, 2013
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2012 filed February 28, 2013 and Form 8-K filed February 28, 2013 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated December 3, 2013

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated December 3, 2013 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2012 and Form 8-K filed February 28, 2013, File No. 001-35322. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.
Based on our review of the Staff Comment Letter, and as further described herein, we believe that the disclosures in our filed Form 10-K are materially correct, clear and consistent with industry practice, and therefore believe that no amendments to our existing filings are necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

One Williams Center | Suite 2600 | Tulsa, OK 74172 | 855.WPX.2012 Tel | www.wpxenergy.com

Mr. Ethan Horowitz
Securities and Exchange Commission
December 17, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1.
Your response to comment 1 in our letter dated August 23, 2013 states that the restoration of previously removed proved undeveloped reserves (“PUDs”) is due to changes in your drilling plans and the passage of time. Please provide us with additional information describing the circumstance that led to the removal of these PUDs. Your response should also explain how these circumstances changed in support of restoring these PUDs. For example, if these PUDs were removed in a prior period due to economic considerations, please tell us how management concluded that the expected rate of return was sufficient to restore these PUDs during the fiscal year ended December 31, 2012. In addition, please tell us the proportion of the well locations and reserves identified in your response scheduled for the fiscal year ended December 31, 2013 drilled to date.

In response to comment 1 from your letter dated December 3, 2013, the circumstances that lead to the removal of approximately 228 Bcfe proved undeveloped reserves (“PUDs”) that were discussed in our September 5, 2013 letter were to satisfy the requirements of Item 1203 (d) alone. The PUDs were economic at the time of removal and have remained economic. Of the 228 Bcfe, 141 Bcfe were removed previously since changes in drilling plans rescheduled them to be developed beyond five years of the report date. The remaining 87 Bcfe of PUDs, were previously removed since they would remain undeveloped for five years or more after disclosure. The PUDs were rebooked at YE2012 as a result of being included in our five year drilling plans as of December 31, 2013. As stated in our September 5, 2013 response, we expected to develop 70 Bcfe of the restored PUDS in 2013. Lower than expected commodity prices in 2013 have led to changes in our capital expenditure plans, including total spending and allocations; therefore, we expect to develop 31 Bcfe of the reclassified PUDs by the end of our fiscal year at December 31, 2013.

Notes to Consolidated Financial Statements

Note 16 - Derivatives and Concentration of Credit Risk, page 122

2.
We note your response to comment 2 in our letter dated August 23, 2013. Please identify for us the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses from the change in fair value of derivative instruments not designated as hedging instruments. As part of your response, specifically explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP.

The Company’s intention was to provide further disclosure around the net gain (loss) on derivatives not designated as hedges; however, we are unable to cite a specific provision of authoritative literature that required the separate disclosure of realized and unrealized gains/losses from the change in the fair value of derivative instruments. Therefore, in future filings, when discussing our gains and losses on derivatives not designated as hedges in our financial statements, we will not differentiate between the realized and unrealized gains and losses.

Mr. Ethan Horowitz
Securities and Exchange Commission
December 17, 2013

Form 8-K filed February 28, 2013

3. We note your response to comment 5 in our letter dated August 23, 2013. In view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, please explain your basis for concluding that the presentation of a line item captioned “realized gain (loss) from derivatives not designated as hedges” as part of the reconciliation of the non-GAAP measures presented is appropriate. As part of your response, please explain to us why you believe a presentation based on total net proceeds would not be preferable.

Our intent for the changes discussed in our response to comment 5 in your letter dated August 23, 2013 was for the line items to be consistent with our disclosures in the financial statements. However, in light of our response to Comment 2 above, we propose that in future filings we will use a line item description of “net cash received (paid) related to settlement of derivatives not designated as hedges” in place of “realized gain (loss) from derivatives not designated as hedges”. This line item represents the periodic realization of actual cash received/paid for derivative instruments not designated as hedging instruments.

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Controller (Principal Accounting Officer)

cc:	Sandy Eisen, Securities and Exchange Commission